APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Smittox Brewing Co LLC
For the period ended 3/29/2021

	Current Period	Prior Period
	29-Mar-21	31-Dec-20
ASSETS		
Current Assets:		
Cash	0.00	0.00
Petty Cash	0.00	0.00
Accounts Receivables	0.00	0.00
Inventory	0.00	0.00
Prepaid Expenses	0.00	0.00
Employee Advances	0.00	0.00
Temporary Investments	0.00	0.00
Total Current Assets	0.00	0.00
Fixed Assets:		
Land	0.00	0.00
Buildings	0.00	0.00
Furniture and Equipment	0.00	0.00
Computer Equipment	0.00	0.00
Vehicles	0.00	0.00
Less: Accumulated Depreciation	0.00	0.00
Total Fixed Assets	0.00	0.00
Other Assets:	0.00	0.00
Trademarks	0.00	0.00
Patents	0.00	0.00
Security Deposits	0.00	0.00
Other Assets	0.00	0.00
Total Other Assets	0.00	0.00
TOTAL ASSETS	0.00	0.00
LIABILITIES		
Current Liabilities:		
Accounts Payable	0.00	0.00
Business Credit Cards	0.00	0.00
Sales Tax Payable	0.00	0.00
Payroll Liabilities	0.00	0.00
Other Liabilities	0.00	0.00

Current Portion of Long-Term Debt	0.00	0.00
Total Current Liabilities	0.00	0.00
Long-Term Liabilities:		
Notes Payable	0.00	0.00
Mortgage Payable	0.00	0.00
Less: Current portion of Long-term debt	0.00	0.00
Total Long-Term Liabilities	0.00	0.00
EQUITY		
Capital Stock/Partner's Equity	0.00	0.00
Opening Retained Earnings	0.00	0.00
Dividends Paid/Owner's Draw	0.00	0.00
Net Income (Loss)	0.00	0.00
Total Equity	0.00	0.00
TOTAL LIABILITIES & EQUITY	0.00	0.00
Balance Sheet Check	0.00	0.00

I, Kuumba Smith, certify that:

1. The financial statements of Smittox Brewing Co included in this Form are true and complete in all material respects; and
2. The tax return information of Smittox Brewing Co has not been included in this Form as Smittox Brewing Co was formed on 07/29/2020 and has not filed a tax return to date.

Signature   *Kuumba U Smith*

Name: Kuumba Smith

Title: CEO